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                                                               Exhibit (a)(5)(G)

[NEWPORT NEWS SHIPBILDING LOGO]
                                                                    NEWS RELEASE
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
CONTACTS:  Joe Fernandes -- Investor           Jerri Fuller
Relations                                      Dickseski -- Media
                 (757) 688-6400                (757) 380-2341

                  NEWPORT NEWS SHIPBUILDING BOARD OF DIRECTORS
               REAFFIRMS RECOMMENDATION OF GENERAL DYNAMICS OFFER

     Newport News, VA (June 6, 2001) -- Newport News Shipbuilding (NYSE: NNS) today announced that its Board of Directors has unanimously reaffirmed its recommendation of the offer by General Dynamics Corporation (NYSE: GD) of $67.50 per share in cash for all of the outstanding shares of common stock of Newport News Shipbuilding and that shareholders tender their shares to General Dynamics.

     The Board of Directors of Newport News Shipbuilding also considered the exchange offer by Northrop Grumman Corporation (NYSE: NOC) for all of the outstanding shares of common stock of Newport News Shipbuilding. The Board of Directors determined that it is unable to take a position with respect to the Northrop Grumman offer until it has obtained additional information regarding the position of the Department of Defense and the Department of Justice with respect to both the General Dynamics offer and the Northrop Grumman offer.

     The Newport News Shipbuilding Board of Directors reaffirmed its recommendation of the General Dynamics offer because it believes that the General Dynamics offer provides an opportunity for Newport News Shipbuilding stockholders to receive better and more certain value than the value they would receive under the present terms of the Northrop Grumman offer. Northrop Grumman has asserted that its offer has a greater certainty of completion than the General Dynamics offer as a result of government regulatory issues. However, the NNS Board of Directors cannot conclude that the Northrop Grumman offer has a greater certainty of completion than the General Dynamics offer based on information currently available to it.

     Newport News Shipbuilding Chairman and CEO Bill Fricks said, "We will seek to determine the position of the U.S. government regarding these two offers as expeditiously as possible. The primary interest of the Board of Directors is for our stockholders to receive the best value for their shares in any acquisition of Newport News Shipbuilding."

     Additional information regarding the position of the Board of Directors of Newport News Shipbuilding on the General Dynamics and Northrop Grumman offers will be mailed to stockholders.

     Newport News Shipbuilding designs and constructs nuclear powered aircraft carriers and submarines for the U.S. Navy and provides lifecycle services for ships in the Navy fleet. The Company employs about 17,200 people, and has revenues of approximately $2 billion.

     Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 regarding the Northrop Grumman offer referenced in the foregoing information, when it becomes available, because it will contain important information. The Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the Securities and Exchange Commission by Newport News Shipbuilding. Investors and Security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it is available) and other documents filed by Newport News Shipbuilding with the Commission at the Commission's website at WWW.SEC.GOV. The Solicitation/Recommendation Statement on Schedule 14D-9 and these other documents may also be obtained for free from Newport News Shipbuilding by directing a request to Newport News Shipbuilding Investor Relations at 757-688-6400.

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